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                                   PAGE 1 OF 5

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

SCHEDULE 13G. INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(B) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                              SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
         (Amendment No.<AmendNo>) - PLEASE INSERT HERE IF APPLICABLE*

                                  MANPOWER INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    56418H100
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                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)          /  /

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).
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                                   PAGE 2 OF 5

CUSIP No. 56418H100
                            13G

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  AIM Funds Management, Inc.
                  No. S.S. or I.R.S. Identification Number

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                    (a)      / /

                                    (b)      /X/

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         ORGANIZED UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO), IN THE COUNTRY OF CANADA

         Number of Shares           (5)     Sole Voting Power
         Beneficially                       4,755,900
         Owned by
         Each Reporting             (6)     Shared Voting Power
         Person With                        None

                                    (7)     Sole Dispositive Power
                                            4,755,900

                                    (8)     Shared Dispositive Power
                                            None

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,755,900

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 / /

(11)     Percent of Class Represented by Amount in Row (9)
         6.20%

(12)     Type of Reporting Person (See Instructions)

         O.O
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                                   PAGE 3 OF 5

ITEM 1 (a)  NAME OF ISSUER:
                  MANPOWER INC.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  501 NORTH IRONWOOD ROAD
                  MILWAUKEE, WI 53217

ITEM 2 (a)  NAME OF PERSON(S) FILING:
                  AIM Funds Management, Inc.

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  5140 Yonge Street
                  Suite 900
                  Toronto, Ontario M2N 6X7

ITEM 2 (c)  CITIZENSHIP:

                  Organized under the laws of ONTARIO

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES

                  COMMON

ITEM 2 (e)  CUSIP NUMBER:   56418H100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)  / / Broker or Dealer registered under Section 15 of the Act.

(b)  / / Bank as defined in Section 3(a)(6) of the Act.

(c)  / / Insurance Company as defined in Section 3(a)(19) of the Act.

(d) / / Investment Company registered under Section 8 of the Investment Company Act.

(e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f) / / Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

(g)  / / Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
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                                   PAGE 4 OF 5

ITEM 4 (a) - (c) OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2) of this statement on
Schedule 13G is hereby incorporated by reference.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                 / /
Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
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                                   PAGE 5 OF 5

ITEM 10 CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
--------------------------
(Date)

/s/ Susan Han
--------------------------
Susan Han,
as General Counsel for
AIM Funds Management, Inc.